SECURITIES AND EXCHANGE COMMISSION

                     Washington, DC  20549




                           FORM 11-K




            ANNUAL REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

    For the Period from January 1, 1993 to December 31, 1993


                   COMMISSION FILE NO. 1-4825



            WEYERHAEUSER COMPANY HOURLY 401(k) PLAN


               __________________________________


                      WEYERHAEUSER COMPANY

                    A Washington Corporation



                    Tacoma, Washington 98477
                    Telephone:  206/924-2345

Financial Statements and Exhibits
- - - - - ---------------------------------
Item 4: Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of ERISA.

          Weyerhaeuser Company Hourly 401(k) Plan statements of financial condition as of December 31, 1993 and 1992 and the related statement of changes in participants' equity for the year ended December 31, 1993 together with report of Independent Public Accountants.


Exhibits: Consent of Independent Public Accountants


Signatures
- - - - - ----------
     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Company Hourly 401(k) Plan have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

                                   WEYERHAEUSER COMPANY
                                   HOURLY 401(K) PLAN




                                     BY: /s/ S.R. Hill by Paula Stewart
                                        --------------------------
                                        S. R. Hill
                                        Member
                                        Retirement Committee


     June 20, 1994
- - - - - ----------------------
        Date

            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
- - - - - ---------------------------------------------------------------


     As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 17, 1994, on the financial statements of the Weyerhaeuser Company Hourly 401(k) Plan, included in the Weyerhaeuser Company Hourly 401(k) Plan annual report on Form 11-K for the year ended December 31, 1993, into the Company's previously filed Registration Statement File No. 33-41414 on Form S-8.





                                   ARTHUR ANDERSEN & CO.





Seattle, Washington,
June 20, 1994

                      WEYERHAEUSER COMPANY


                       HOURLY 401(k) PLAN















             Statements of Financial Condition as of
               December 31, 1993 and 1992 and the
                 Related Statement of Changes in
    Participants' Equity for the Year Ended December 31, 1993
                     Together with Report of
                 Independent Public Accountants

             WEYERHAEUSER COMPANY HOURLY 401(k) PLAN

            Report of Independent Public Accountants





To the Retirement Committee,
Weyerhaeuser Company:

We have audited the accompanying statements of financial condition of the Weyerhaeuser Company Hourly 401(k) Plan as of December 31, 1993 and 1992, and the related statement of changes in participants' equity for the year ended December 31, 1993. These financial statements are the responsibility of the sponsoring Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Weyerhaeuser Company Hourly 401(k) Plan as of December 31, 1993 and 1992, and the changes in participants' equity for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of financial condition and the statement of changes in participants' equity is presented for purposes of additional analysis rather than to present the financial condition and changes in participants' equity of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   Arthur Andersen & Co.



Seattle, Washington,
June 17, 1994
- - - - - -1-

                            WEYERHAEUSER COMPANY
                             HOURLY 401(k) PLAN

          Statements of Financial Condition, with Fund Information
                         December 31, 1993 and 1992

                                                            Fund Information
                                                ------------------------------------
                                                                    December 31, 1993
                                                -----------------------------------------------------
                                                Weyerhaeuser
                                                    Company      Fixed
                                                    Common       Income      Equity
                                                  Stock Fund      Fund        Fund           Total
                                                ------------    ---------    --------      -----------
ASSETS

Investments:
  Weyerhaeuser Company common shares, at market
  (66,502 and 4,948 shares with a historic cost
  basis of $2,777,969 and $170,585 at respective
  dates)                                         $ 2,967,652 $        --   $         --   $ 2,967,652
  Group  annuity contracts, at contract value             --   1,839,220             --     1,839,220
  Equity fund, at market (historic cost basis of
   $1,807,595 and $215,122 at respective dates)           --          --      1,880,588     1,880,588
                                                 ----------- -----------   ------------   -----------
                                                   2,967,652   1,839,220      1,880,588     6,687,460


Receivables:
  Participants' and employees' contributions              --      68,520         40,897       109,417
  Interfund transfers in                                  --       8,051          2,124        10,175
  Accrued interest                                         5      12,103              9        12,117
Short-term investments                                   146      90,179             --        90,325
                                                 ----------- -----------   ------------   -----------
                                                 $ 2,967,803 $ 2,018,073   $  1,923,618   $ 6,909,494
                                                 =========== ===========   ============   ===========

LIABILITIES AND PARTICIPANTS' EQUITY

Payables:
  Participant withdrawals                        $    48,081 $     7,096   $      9,787   $    64,964
  Interfund transfer out                              10,175          --             --        10,175
  Investments purchased                                2,398          --             --         2,398
  Employer credits                                        93          --             --            93
                                                 ----------- -----------   ------------   -----------
                                                      60,747       7,096          9,787        77,630

Participants' equity                               2,907,056   2,010,977      1,913,831     6,831,864
                                                 ----------- -----------   ------------   -----------
                                                 $ 2,967,803 $ 2,018,073   $  1,923,618   $ 6,909,494
                                                 =========== ===========   ============   ===========




The accompanying notes are an integral part of these statements of financial condition.


- - - - - -2-




             Fund Information
 -----------------------------------
                    December 31, 1992
 ------------------------------------------------
  Weyerhaeuser
    Company      Fixed
    Common      Income       Equity
  Stock Fund     Fund         Fund      Total
 -------------  ------    ----------  ---------






 $  182,458  $       --  $      --  $  182,458
         --     327,318         --     327,318

         --          --    228,694     228,694
 ----------  ----------  ---------  ----------
    182,458     327,318    228,694     738,470



     22,098      15,246     12,098      49,442
        560           1         --         561
         --       2,319         --       2,319
         --       7,548         --       7,548
 ----------  ----------  ---------   ---------
 $  205,116  $  352,432  $ 240,792   $ 798,340
 ==========  ==========  =========   =========




 $       --  $       --  $      --   $      --
         --          --        561         561
         --          --         --          --
 ----------  ----------  ---------   ---------
         --          --        561         561
    205,116     352,432    240,231     797,779
 ----------  ----------  ---------   ---------
 $  205,116  $  352,432  $ 240,792   $ 798,340
 ==========  ==========  =========   =========

                            WEYERHAEUSER COMPANY
                             HOURLY 401 (k) PLAN

 Statement of Changes in Participants' Equity, with Fund Information for the
                                    Year
                           Ended December 31, 1993



                                                        Fund Information
                                          -------------------------------------
                                          Weyerhaeuser
                                             Company      Fixed
                                             Common       Income       Equity
                                            Stock Fund     Fund         Fund        Total
                                          ------------ -----------  -----------  -----------
Participants' equity at beginning of year $   205,116  $   352,432  $   240,231  $   797,779
                                          -----------  -----------  -----------  -----------

Contributions:
   Participants                             1,675,263    1,602,655    1,625,780    4,903,698
   Employer                                   843,576           --           --      843,576
                                          -----------  -----------  -----------  -----------
                                            2,518,839    1,602,655    1,625,780    5,747,274
                                          -----------  -----------  -----------  -----------

Net investment income:
   Dividends and interest                      38,695       77,314            4      116,013
   Gain  on sale of investments                    --           --        8,497        8,497
                                          -----------  -----------  -----------  -----------
                                               38,695       77,314        8,501      124,510
                                          -----------  -----------  -----------  -----------

Realized loss on Weyerhaeuser Company
common shares distributed for participant
withdrawals                                      (173)          --           --         (173)
                                          -----------  -----------  -----------  -----------

Unrealized appreciation of investments        175,506           --       79,425      254,931
                                          -----------  -----------  -----------  -----------

Transfer between funds                          1,526        5,553       (7,079)          --
                                          -----------  -----------  -----------  -----------

Distributions:
   Participant withdrawals                    (32,637)     (25,582)     (32,264)     (90,483)
   Employer credits                               184           --           --          184
                                          -----------  -----------  -----------  -----------
                                              (32,453)     (25,582)     (32,264)     (90,299)
                                          -----------  -----------  -----------  -----------

Trustee  and  investment advisor fees              --       (1,395)        (763)      (2,158)
                                          -----------  -----------  -----------  -----------

Participants' equity at end of year       $ 2,907,056  $ 2,010,977  $ 1,913,831  $ 6,831,864
                                          ===========  ===========  ===========  ===========




The accompanying notes are an integral part of this statement of changes in participants' equity.

- - - - - -3-

                         WEYERHAEUSER COMPANY
                         HOURLY 401 (k) PLAN



                  Notes to Financial Statements
                        December 31, 1993



Note 1. Synopsis of the Plan. The Weyerhaeuser Company Hourly 401(k) Plan (the Plan) was established effective July 1, 1991. Participation in the Plan is voluntary. Any full-time (and permanent part-time employees for
          Western Regeneration) hourly employee of Northwest Hardwoods at the Centralia, Washington or Arlington, Washington facility; the Hayward Customer Service Center in Hayward, California; all non-union customer service centers; and southern containerboard locations in Franklin, Kentucky, Tampa, Florida and Lithonia, Georgia; Barnesville, Georgia; Mima Nursery; southern lumber and plywood division in Bruce and Philadelphia,
          Mississippi       and       Millport,       Alabama;        Western
          Regeneration; Containerboard Packaging Division in Portland, Oregon; Winchester Homes; and any hourly employee who is covered by a collective bargaining agreement with the Graphic Communications International Union, District Council #2, the Western Council of Industrial Workers, the International Woodworkers of America, Region 3 and the International Association of Machinists, Lodge #1949, Klamath Falls, who has completed at least one year of service is eligible to participate in the Plan. Bankers Trust Company acts as trustee in accordance with a Master Trust Agreement dated January 1, 1992. The Plan is subject to the
          provisions   of   the   Employee   Retirement   Security   Act   of
          1974 (ERISA).

          The   Plan   is   a   "qualified  cash  or  deferred   arrangement"
          (as that term is used in Section 401(k) of the Internal Revenue Code) which allows participants to designate at least 1 percent, but not more than 14 percent, of their wages to be contributed to the Plan by Weyerhaeuser Company (participant contributions). Employees are 100 percent vested in the employee contributions. Participant contributions may be suspended under certain circumstances at the participant's request.
          Beginning in 1992, the Plan provides for a matching contribution to be made by Weyerhaeuser Company (the Company). The Company selects level of matching based on competitive trends in the industry, total compensation, profitability, expected payback in terms of improved productivity and employee relations and employee interest. The four possible Company matching
          levels   that   each  business  unit  can  select   from   are   as
          follows:

          (1) No match.
          (2) $.30 per $1.00 on the first 5% deferred.
          (3) $.50 per $1.00 on the first 5% deferred.
          (4) $.70 per $1.00 on the first 7% deferred.

          Matching levels may vary for specific employee groups participating in the Plan. For information regarding the level of Company matching contributions for a specific group, see the Summary Plan Document. Effective January 1, 1993, the company contribution was at level (2).

- - - - - -4-

                         WEYERHAEUSER COMPANY
                          HOURLY 401(k) PLAN


          Participants have the option to invest up to 100 percent of their contributions, in 25 percent increments, in any of three investment options:
          Weyerhaeuser common shares, fixed income fund and/or equity fund. The fixed income fund is comprised of cash and group annuity contracts. The equity fund is a portfolio of common stocks selected by an investment manager and maintained by the trustee with the objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor's Composite Index of 500 stocks.

          If a participant has not separated from service, participant contributions can be withdrawn only after age 59-1/2 or upon financial hardship. Company matching contributions may be withdrawn two years after contributions to the extent vested.

          Participants   who   have   separated  from   service   and   whose
          vested account balance exceeds $3,500 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. The non-vested portion of the participant's account is forfeited upon distribution of the account. At December 31, 1993, there were $18,933 vested account balances and $1,660 unvested account balances related to terminated
          employees    included    in   the   accompanying    statement    of
          financial condition.

Note 2. Federal Income Taxes. The Plan's administrator believes the Plan is exempt from federal income taxes, and a favorable determination letter will be requested from the Internal Revenue Service. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with
          the   provisions   of   Section  402  of   the   Internal   Revenue
          Code of 1986.

Note 3. Expenses. The employer pays all costs of administering the Plan, including fees and expenses of the trustee, the record keeper and external auditing fees. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the trustee out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets. A fee is paid to the investment manager of the Fixed Income and Equity Funds out of the proceeds of those funds.

Note 4.   Cost   of   Securities.   Securities  in  both  the   Equity   Fund
          and the Weyerhaeuser Company Common Stock Fund are valued at market with costs accounted for on a weighted average basis. Realized gains and losses and unrealized appreciation and depreciation are computed on a current value basis.

Note 5.   Participants   in   Each   Fund.   As   of   December   31,   1993,
          there were 3,455 participants in the Plan with 2,193 invested in the Equity Fund, 2,213 invested in the Fixed Income Fund and 2,500 invested in the Weyerhaeuser Company Common Stock Fund.

- - - - - -5-

                      WEYERHAEUSER COMPANY
                       HOURLY 401(k) PLAN



Note 6.   Fair   Value   of   Investments.    The   following   methods   and
          assumptions   were   used   to   estimate   the   fair   value   of
          each class of financial instruments:

          Short-term       investments.        The       carrying       value
          approximates   fair   value   due  to   the   short   maturity   of
          those instruments.

          Group Annuity Contracts. The Plan's administrator has determined that it is not practicable to estimate the fair value of the Plan's group annuity contract holdings given the absence of a market for the trading of existing contracts. Information pertinent to the value of the group annuity contracts, as of December 31, 1993, is as follows:

                Issuer               Percent of Fund    Rates      Maturities
          -------------------------- ---------------   ---------  -----------------
          Commonwealth                     13.5%        6.6-8.6%  12/01/97-07/01/98
          Principle Financial Group        11.1%        5.4-8.2%  06/30/98-03/19/99
          Lincoln National                  8.4%        6.3-7.0%  05/07/97-01/31/98
          Hancock                           8.0%        5.9%      09/01/97
          Pacific Mutual                    7.0%        7.5%      10/15/98
          Equitable Life                    6.7%        9.3%      04/29/94
          Confederation Life                6.5%        7.0-8.9%  04/01/96-04/01/98
          Provident National Life           6.1%        7.5%      12/15/97
          Prudential                        5.6%        7.6%      01/31/99
          Metropolitan Life                 5.5%        9.3%      06/30/94
          Morgan                            5.3%        7.7%      10/01/97
          Other                            16.3%        6.5-8.9%  06/15/96-04/22/00
                                         --------
                                          100.0%
                                         ========


- - - - - -6-